Exhibit 99

THE CHARLES SCHWAB CORPORATION

FINANCIAL CONSULTANT CAREER ACHIEVEMENT AWARD PROGRAM

(Effective January 1, 2014)

TABLE OF CONTENTS

ARTICLE 1—PURPOSE		1

1.1	Establishment of the Plan	1

1.2	Purposes of the Plan	1

ARTICLE 2—DEFINITIONS		1

2.1	Definitions	1

2.2	Gender, Number and Examples	4

ARTICLE 3—ADMINISTRATION		4

3.1	Administrator	4

3.2	Non-Uniform Treatment	4

3.3	Indemnification	4

ARTICLE 4—ELIGIBILITY AND PARTICIPATION		5

4.1	Participants	5

4.2	Transfers and Other Changes in Status	5

ARTICLE 5—ACCOUNTS AND AWARDS		5

5.1	Establishment of Accounts	5

5.2	Awards	6

5.3	Accounts and Investment Options	6

ARTICLE 6—VESTING AND PAYMENT OF ACCOUNTS		7

6.1	Account Vesting	7

6.2	Notice and Post-Employment Obligations	8

6.3	Client Account Transition	9

6.4	Form of Payments	9

6.5	Death	10

6.6	Good Standing of Participant	10

ARTICLE 7—GENERAL PROVISIONS		10

7.1	Unfunded Obligation	10

7.2	Informal Funding Vehicles	10

7.3	Beneficiary	11

7.4	Incapacity of Participant or Beneficiary	11

7.5	Nonassignment	12

7.6	No Right to Continued Employment	12

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7.7	Tax Withholding	12

7.8	Claims Procedure and Arbitration	12

7.9	Termination and Amendment	14

7.10	Applicable Law	15

7.11	Compliance with Section 409A	15

7.12	No Warranties	15

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THE CHARLES SCHWAB CORPORATION

FINANCIAL CONSULTANT CAREER ACHIEVEMENT AWARD PROGRAM

ARTICLE 1—PURPOSE

1.1 Establishment of the Plan.

On November 18, 2013, The Charles Schwab Corporation (hereinafter, the “Company” or “Schwab”) established The Charles Schwab Corporation Financial Consultant Career Achievement Award Program (the “Plan”), as set forth in this document, effective as of January 1, 2014 (the “Effective Date”).

1.2 Purposes of the Plan.

This Plan is unfunded and is maintained primarily for the purpose of providing incentive deferred compensation for a select group of management or highly compensated employees. It is accordingly designed and intended to be exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) as an ERISA “top-hat” plan. The Plan also is designed and intended to meet the requirements of section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) and is to be construed in accordance with that section and any regulatory guidance issued thereunder.

The Plan is intended to incent a select group of Financial Consultants to sustain high performance over a long career with the Company or any of its Subsidiaries, and to transition clients with whom they have worked to one or more other Financial Consultants, identified by the Company or any of its Subsidiaries, at the conclusion of their careers with the Company or any of its Subsidiaries.

ARTICLE 2—DEFINITIONS

2.1 Definitions.

The following definitions are in addition to any other definitions set forth elsewhere in the Plan. Whenever used in the Plan, the capitalized terms in this Section 2.1 shall have the meanings set forth below unless otherwise required by the context in which they are used:

(a) “Account” means the account representing Awards, plus investment adjustments, as described in Article 5.

(b) “Administrator” means the Executive Vice President – Human Resources and Employee Services of the Company (or if no officer holds such title, then the officer holding similar authority) and those individuals appointed by this person on behalf of the Company and its current and future affiliates to administer the Plan as described in Section 3.1 of the Plan.

(c) “Asset Attrition Percentage” means the percentage of the Participant’s assigned practice assets that is no longer with Schwab Investor Services (or a successor enterprise, as determined by the Administrator) 18 months after the Participant’s Separation from Service or on the otherwise applicable determination date, as measured by the Practice Attrition Tracker or successor system, as determined by the Administrator in its sole discretion.

(d) “Award” means an amount credited to the Account of a Participant under Section 5.2 for a Plan Year.

(e) “Award Date” means the date the Awards are approved and granted, which generally, will be in the first quarter of the calendar year following the Plan Year. The Company in its sole discretion may select the Award Date.

(f) “Beneficiary” means a person entitled to receive any payments that remain to be paid after a Participant’s death, as determined under Section 7.3.

(g) “Board” means the Board of Directors of the Company.

(h) “Company” means The Charles Schwab Corporation, a Delaware corporation, or any successor.

(i) “Compensation” means total cash compensation paid by the Company or any of its Subsidiaries to a Participant for services and sales under the Schwab Investor Services Financial Consultant Compensation Plan, as amended from time to time (including Base Salary, Service Pay and Solutions Pay, and similar compensation under successor compensation programs), and any other incentive compensation specified by the Company, but excluding any equity compensation, any Awards under this Plan, and any other categories of compensation specifically excluded by the Company in its sole discretion.

(j) “Disabled” or “Disability” means a disability that (i) qualifies as such under section 409A of the Code and (ii) has caused the Participant to be eligible for benefits under the Company’s long-term disability plan, or if the Participant is not covered by the Company’s long-term disability plan, he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which has lasted, or can be expected to last, for a continuous period of not less than 12 months or which can be expected to result in death, as determined by Schwab in its sole discretion.

(k) “Effective Date” means January 1, 2014.

(l) “Eligible Employee” means an employee who (i) is designated by the Company or any of its Subsidiaries and employed as a Level 2, Level 3 or Level 4 Financial Consultant; (ii) has received from the Company and agreed to, without alteration, the document in which the employee expressly acknowledges and accepts the terms of the Plan, including the vesting requirements, ERISA top-hat status, and dispute resolution procedures (the “Participation Agreement”); (iii) as of the last day of the Plan Year, is employed by the Company or a Subsidiary, and meets all the requirements of Article 4; (iv) remains employed continuously until the Award Date; and (v) at all times during the period that begins on the last day of the Plan Year and ends on the Award Date, is not disqualified under Section 5.2(b) below.

(m) “Level” means the Financial Consultant level (1 through 4) in which a Financial Consultant is classified by the Company or a Subsidiary for the Plan Year. At present, Financial Consultants are classified into particular Levels each year by Branch Network Senior Management and Human Resources according to the Company’s internal business criteria. The Company or a Subsidiary may classify Financial Consultants into particular Levels each year based on the Company’s internal business criteria and may change such criteria in its discretion. Any such classification is final, binding, and not reviewable.

(n) “Participant” means an Eligible Employee who is selected by the Company or a Subsidiary to become a Participant, complies with the requirements to receive and is credited with an Award, as provided in Article 4, and includes, where appropriate to the context, any former employee who is entitled to payments under this Plan.

(o) “Payment Date” means the date in February of the year following vesting when the Company shall commence payments of the Participant’s vested Account, e.g., if vesting occurs in January of a year, the Payment Date shall be in February of the following year. The first Payment Date shall be at least five years after the Effective Date, i.e., February 2019, except in the event of the death of a Participant.

(p) “Plan” means The Charles Schwab Corporation Financial Consultant Career Achievement Award Program, as in effect from time to time.

(q) “Plan Year” means the calendar year January 1 to December 31.

(r) “Retirement” or “Retire” means a Participant’s Separation from Service with the Company or a Subsidiary after the Effective Date (or after the Participant’s most recent hire date, if later), and after attaining age 60 but only if, at the time of Separation from Service, the Participant has been credited with at least 10 Years of Service.

(s) “Separation from Service” or “Separate(s) from Service” means “Separation from Service” within the meaning of section 409A of the Code and any regulatory guidance promulgated thereunder. Generally, a Separation from Service occurs when an individual ceases to provide services for the Company and its affiliates (as such affiliates are determined under the default rules of section 409A).

(t) “Subsidiary” means a corporation or other business entity in which the Company owns, directly or indirectly, securities with at least 50 percent of the total voting power.

(u) “Valuation Date” means each December 31 or any other date designated from time to time by the Administrator for the purpose of determining the Participant’s Account balance.

(v) “Years of Service” shall have the same meaning given to it under the SchwabPlan Retirement Savings and Investment Plan, or any successor plan (and thus shall be subject to the rules of that plan relating to Years of Service, including following rehire). Only age that is attained while in the employment of the Company or its Subsidiaries shall be recognized.

2.2 Gender, Number and Examples.

Except when otherwise indicated by the context, any masculine or feminine terminology shall also include the neuter and other gender, and the use of any term in the singular or plural shall also include the opposite number. Whenever an example is provided or the text uses the term “including” followed by a specific item or items, or there is a passage having a similar effect, such passages of the Plan shall be construed as if the phrase “without limitation” followed such example or term (or otherwise applied to such passage in a manner that avoids limits on its breadth of application).

ARTICLE 3—ADMINISTRATION

3.1 Administrator.

The Administrator shall administer the Plan and perform the duties assigned under the terms of the Plan. For this purpose, the Administrator may delegate duties under the Plan.

The Administrator shall have discretionary authority to construe and interpret the Plan provisions and resolve any ambiguities thereunder; to prescribe, amend, and rescind administrative rules relating to the Plan; to select the employees who may participate and to terminate the future participation of any such employees; to determine eligibility for benefits under the Plan; and to take all other actions that are necessary or appropriate for the administration of the Plan. Such interpretations, rules, and actions of the Administrator shall be final and binding upon all concerned and, in the event of any review, shall be entitled to full deference unless found to be arbitrary and capricious. Where the Administrator has delegated its responsibility for matters of interpretation and Plan administration, the actions of the delegate(s) shall constitute actions of the Administrator.

3.2 Non-Uniform Treatment.

The Administrator’s determinations under the Plan need not be uniform and any such determinations may make distinctions among Participants based on the Company’s business criteria.

3.3 Indemnification.

The Administrator or any designee shall not be liable for any action, failure to act, determination or interpretation made in good faith with respect to the Plan except for any liability arising from his or her own willful malfeasance, gross negligence, or reckless disregard of his or her duties.

ARTICLE 4—ELIGIBILITY AND PARTICIPATION

4.1	Participants.

An Eligible Employee, whose Participation Agreement remains in effect, becomes a Participant when an Award is granted under Section 5.2 and credited to an Account under the Plan for the benefit of the Eligible Employee. The eligibility of a Participant or employee in any Plan Year does not give the individual a right to be eligible in any other Plan Year, or a right to remain eligible for the remainder of the current Plan Year. From time to time, the Company may revise the required Participation Agreement, and it may require some or all Participants and employees to sign the revised Participation Agreement (without alteration) within 45 days of the revised agreement’s distribution date (as identified in the revised agreement). The Administrator will determine the form of Participation Agreement and the procedures for indicating agreement to the terms of the Participation Agreement, which may include electronic signature or other electronic approval.

4.2 Transfers and Other Changes in Status.

(a) In the event a Participant who continues in the employment of the Company and its Subsidiaries – (i) transfers to a position at the Company or a Subsidiary other than as a Financial Consultant, (ii) fails to properly sign and return a revised Participation Agreement timely, or (iii) withdraws an existing Participation Agreement, the Participant’s Account (if any) will continue to be maintained in accordance with Article 5, and age and Years of Service attained during such period may be recognized for purposes of Retirement status. However, the Participant will not be eligible to receive additional Awards during any such period.

(b) A Participant or Eligible Employee may withdraw his or her Participation Agreement only by giving written notice to the Administrator of its withdrawal, which withdrawal shall be prospectively effective 90 days after receipt of the written notice by the Administrator (or as of such earlier date following its receipt as the Administrator shall specify). Any withdrawal will not affect the legally binding nature of the withdrawn Participation Agreement with respect to Awards granted or credited under the Plan before the effective date of the agreement’s withdrawal, with respect to earnings credited on such Awards (whether credited before or after this effective date), and with respect to events that occur that are relevant to such Awards (whether the events occur before or after this effective date).

(c) If an Eligible Employee’s Level changes during the Plan Year, the Eligible Employee’s Award (if any) for such Plan Year will be determined in accordance with the policy for such changes that is applied by the Administrator at the time the Award for such Plan Year is approved and granted.

ARTICLE 5—ACCOUNTS AND AWARDS

5.1 Establishment of Accounts.

The Company shall establish an Account for each Participant. The balance in a Participant’s Account shall reflect the Company’s unfunded and contingent obligation to pay an amount to or on behalf of the Participant. Prior to its actual payment, the Account will remain unfunded (as provided in Article 7) and contingent (as provided in Article 6). A Participant’s Account shall consist of a Participant’s Awards and related earnings and losses that are based on phantom investments, as provided in this Article 5.

5.2 Awards.

(a) The Company shall determine whether Awards will be granted for a Plan Year and, if so, the specific percentage of Compensation that will be granted as an Award to Eligible Employees at each Level (2 through 4). The Company has absolute discretion to determine Awards and its decisions are final, binding, and not reviewable.

(b) Employees are only Eligible Employees while they are considered to be in good standing, under Company and its Subsidiary’s policies. Employees who have received a written warning will not be Eligible Employees for at least 6 months from the date of the warning. The Company has discretionary authority to waive the application of the prior two sentences to one or more employees.

5.3 Accounts and Investment Options.

(a) Under procedures that are established by the Administrator and communicated to Participants (“Procedures”), a Participant’s Account will be invested on a phantom basis in the various phantom investment options that are offered under the Plan for this purpose from time to time. The Administrator may, but need not, consult Participants about their investment preferences. If the Administrator consults with the Participants about their investment preferences, then in accordance with the Procedures, a Participant may specify an initial phantom investment election and may change his or her phantom investment elections periodically pursuant to the Procedures. Notwithstanding the Administrator’s consultation with Participants (and the receipt of one or more elections from a Participant), the Administrator may subsequently revise the Procedures to cease consulting and to provide for disregarding Participant elections. In the absence of an express election by the Participant that is recognized at the time under the Procedures, a default election shall apply in accordance with the Procedures. The offering of specific investment options under the Plan does not create a fiduciary relationship between the Administrator or the Company, or its Subsidiaries and any Participant or Beneficiary.

(b) Phantom investment options may be based on actual returns of mutual funds, annuity products, or any other investments determined by the Administrator. The Administrator may discontinue any phantom investment option with respect to some or all Accounts, and it may provide rules for transferring a Participant’s phantom investment from the discontinued option to a specified replacement option (unless the Procedures permit the Participant to select another option, and the Participant does select another option in accordance with such requirements as the Administrator may apply).

(c) Each Account shall be adjusted for earnings or losses based on the performance of the phantom investment(s) that are applicable at the time. Earnings and losses shall be computed and credited to Participant accounts periodically (not less frequently than annually), as determined by the Administrator in its discretion. The amount paid to a Participant on the Payment Date shall be determined as of the applicable Valuation Date.

(d) Accounts are not actually invested in the phantom investments available under the Plan and Participants do not have any real or beneficial ownership in any phantom investment. A Participant’s Account is solely a device for the measurement and determination of the amounts to be paid to the Participant pursuant to the Plan and shall not constitute or be treated as a trust fund or segregated interest of any kind.

(e) Each Participant shall be provided with statements setting out the amounts in his or her Account which shall be delivered quarterly or at such intervals determined by the Administrator.

ARTICLE 6—VESTING AND PAYMENT OF ACCOUNTS

6.1 Account Vesting.

(a) Subject to Section 6.6, a Participant’s Account shall vest in each of the following cases:

(1) Retirement: 18 months following the Participant’s Retirement, provided –

(A) The Participant provides notice in accordance with Section 6.2(a),

(B) The Participant complies with post-employment obligations to the Company and its Subsidiaries in accordance with Section 6.2(b), and

(C) The Participant’s Asset Attrition Percentage is less than 15%, in which case Participant’s Account vests in accordance with Section 6.3.

(2) Death: 30 days following the Participant’s death.

(3) Disability: upon the Participant’s attainment of age 65, provided –

(A) The Participant is Disabled prior to attaining age 60,

(B) The Participant has been credited with at least 10 Years of Service,

(C) The Participant remains continuously Disabled to age 65,

(D) The Participant complies with post-employment obligations to the Company and its Subsidiaries in accordance with Section 6.2(b), and

(E) The Participant’s Asset Attrition Percentage is less than 15%, in which case Participant’s Account vests in accordance with Section 6.3.

(b) A Participant’s Account or a percentage of Participant’s Account shall not vest (and the Participant’s rights with respect to the Account or a percentage of the Account shall be and remain permanently extinguished, including in the event of rehire) in each of the following cases:

(1) Upon any involuntary Separation from Service, except death or Disability;

(2) Upon any voluntary Separation from Service with the Company and its Subsidiaries that does not qualify as a Retirement;

(3) Upon any failure to meet the notice requirement of Section 6.2(a);

(4) Upon any failure to comply with post-employment obligations to the Company and its Subsidiaries in accordance with Section 6.2(b); or

(5) Based on the Asset Attrition Percentage set forth in Section 6.3; or

(6) Upon any failure to meet the good standing requirement of Section 6.6 at the time the Participant Separates from Service, has a Disability, or dies.

(c) If a Participant’s Account would otherwise fail to vest solely because of a failure to meet a condition that is subject to a waiver provision under the terms of this Article 6, and the failure in question is validly waived (in whole or in part), the Participant’s Account shall vest to the extent provided in the waiver. In the event of such a waiver, vesting shall occur at the time when vesting would have occurred in the absence of a waiver (if the condition waived were met in the ordinary course and at the normal time). Waivers are granted individually in accordance with Section 3.2, and previous grants and denials of waivers are not precedential or relevant in making a current waiver determination in accordance with Section 3.2.

6.2 Notice and Post-Employment Obligations.

(a) A Participant shall provide the Administrator with at least six (6) months’ advance written notice of any intent to Retire and assist in transitioning clients to a new financial consultant. Failing to provide such notice will result in the Participant’s Account failing to vest based upon Retirement; provided that the Administrator may waive this notice requirement in its discretion, if it determines that such waiver is appropriate under the circumstances and consistent with the purposes of the Plan.

(b) As a condition of vesting (other than on account of death), Participant must be in full compliance with the post-employment obligations to the Company and its Subsidiaries, including those set forth in the Confidentiality, Nonsolicitation and Intellectual Property Ownership Agreement, during the 18-month period following – (i) the Participant’s Separation from Service (in the case of vesting based on Retirement), and (ii) the Participant’s Disability (in the case of vesting based on Disability). Notwithstanding the foregoing, the Administrator shall have discretion to waive this requirement if it determines that such waiver is appropriate under the circumstances and consistent with the purposes of the Plan.

(c) In the event of a waiver under subsections (a) or (b), vesting shall occur at the time when vesting would have occurred in the absence of a waiver (if the condition waived were met in the ordinary course and at the normal time). Waivers are granted individually in accordance with Section 3.2, and previous grants and denials of waivers are not precedential or relevant in making a current waiver determination in accordance with Section 3.2.

6.3 Client Account Transition.

(a) The percentage of a Participant’s Account that will vest upon Retirement will be determined based on the Participant’s Asset Attrition Percentage as calculated 18 months following a Participant’s Separation from Service. The percentage of a Participant’s Account that will vest upon Disability will be determined based on the Participant’s Asset Attrition Percentage as calculated 18 months following a Participant’s Disability. A Participant’s Account will vest as follows:

Asset Attrition Percentage	Percentage of Participant Account Vesting
Less than 4%	100%
>4 and <7%	75%
>7 and <10%	50%
>10 and <15%	25%
15% or more	0%

(b) Notwithstanding the vesting schedule set out above, the Administrator may, in its sole discretion, establish a different vesting schedule for Awards granted after adoption of the new vesting schedule.

(c) If the Administrator determines, in its sole discretion, that a Participant has made a sufficient and good faith effort to retain client assets within Schwab Investor Services (or a successor enterprise) and to transition clients to a new financial consultant, and through no fault of the Participant certain practice attrition occurs, the Administrator may exclude such attrition from its asset attrition calculation. Any determination to exclude attrition is made individually in accordance with Section 3.2, and previous determinations to exclude or include attrition are not precedential or relevant in making a current determination in accordance with Section 3.2.

6.4 Form of Payments.

Payments that occur because of Retirement or Disability shall be made in cash in 15 annual installments commencing on the Payment Date. The amount of each installment payment is determined by dividing the Participant’s Account balance at the time of payment (as reduced under Sections 6.3 and 6.6) by the number of installment payments remaining. Payment upon death under Section 6.5 shall be made in the form of a single lump sum.

6.5 Death.

If a Participant dies and the Participant’s rights with respect to his or her Account have not been extinguished under Section 6.1(b) by the date 30 days following the Participant’s death, or if a Participant who is entitled to installment payments pursuant to Section 6.4, dies before the completion of such payments, the Participant’s Account (to the extent vested and not already paid out) will be paid to the Participant’s Beneficiary in a single lump sum payment within 60 days after the date of death. For example, if a Participant in good standing becomes Disabled prior to age 60 and dies while Disabled, the Participant’s Account will be paid to the Participant’s Beneficiary in a single lump sum payment within 60 days after the date of death.

6.6 Good Standing of Participant.

Notwithstanding anything in the Plan to the contrary, payment under this Plan is conditioned on the Participant’s being in good standing, as determined in the Administrator’s discretion, at the time the Participant Separates from Service, becomes Disabled or dies. Accordingly, in connection with any such Separation from Service, Disability or death, the Administrator has discretion to – (i) reduce or eliminate a Participant’s Account, and/or (ii) withhold payments to a Participant or Beneficiary upon determining that such adjustments and/or withholdings are required by applicable law or are otherwise required to conform to the purposes of the Plan and the Company’s and or its Subsidiary’s policies. Any such determination is made individually in accordance with Section 3.2, and previous determinations are not precedential or relevant in making such a current determination in accordance with Section 3.2.

ARTICLE 7—GENERAL PROVISIONS

7.1 Unfunded Obligation.

The deferred amounts to be paid to Participants pursuant to this Plan constitute unfunded obligations of the Company. Except to the extent specifically provided hereunder, the Company is not required to segregate any monies from its general funds, to create any trusts, or to make any special deposits with respect to this obligation. Title to and beneficial ownership of any investments, including any grantor trust investments which the Company has determined and directed the Administrator to make to fulfill obligations under this Plan shall at all times remain in the Company. Any investments and the creation or maintenance of any trust or Accounts shall not create or constitute a trust or a fiduciary relationship between the Administrator or the Company or its Subsidiaries and a Participant, or otherwise create any vested or beneficial interest in any Participant or his or her Beneficiary or his or her creditors in any assets of the Company or its Subsidiaries whatsoever. The Participants shall have no claim for any changes in the value of any assets which may be invested or reinvested by the Company or its Subsidiaries in an effort to match its liabilities under this Plan.

7.2 Informal Funding Vehicles.

Notwithstanding Section 7.1, the Company may, but need not, arrange for the establishment and use of a grantor trust or other informal funding vehicle to facilitate the payment of benefits and to discharge the liability of the Company under this Plan to the extent of payments actually made from such trust or other informal funding vehicle. Any investments and any creation or maintenance of memorandum accounts or a trust or other informal funding vehicle shall not create or constitute a trust or a fiduciary relationship between the Administrator or the Company or its Subsidiaries and a Participant, or otherwise confer on any Participant or Beneficiary or his or her creditors a vested or beneficial interest in any assets of the Company or its Subsidiaries whatsoever. Participants and Beneficiaries shall have no claim against the Company or its Subsidiaries for any changes in the value of any assets which may be invested or reinvested by the Company or its Subsidiaries with respect to this Plan.

7.3 Beneficiary.

The term “Beneficiary” shall mean the person or persons to whom payments are to be paid pursuant to the terms of the Plan in the event of the Participant’s death. A Participant may designate a Beneficiary on a form provided by the Administrator, executed by the Participant, and delivered to the Administrator. The Administrator may require the consent of the Participant’s spouse to a designation if the designation specifies a Beneficiary other than the spouse. Subject to the foregoing, a Participant may change a Beneficiary designation at any time. Subject to the property rights of any prior spouse, if no Beneficiary is designated, if the designation is ineffective, or if the Beneficiary dies before the balance of the Account is paid, the balance shall be paid to the Participant’s surviving spouse, or if there is no surviving spouse, to the Participant’s estate.

7.4 Incapacity of Participant or Beneficiary.

Every person receiving or claiming benefits under the Plan shall be conclusively presumed to be mentally competent and of age until the date on which the Administrator receives a written notice, in a form and manner acceptable to the Administrator, that such person is incompetent or a minor, for whom a guardian or other person legally vested with the care of his or her person or estate has been appointed; provided, however, that if the Administrator finds that any person to whom a benefit is payable under the Plan is unable to care for his or her affairs because of incompetency, or because he or she is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed legal representative) may be paid to the spouse, a child, a parent, a brother or sister, or to any person or institution considered by the Administrator to have incurred expense for such person otherwise entitled to payment. To the extent permitted by law, any such payment so made shall be a complete discharge of liability therefor under the Plan.

If a guardian of the estate of any person receiving or claiming benefits under the Plan is appointed by a court of competent jurisdiction, benefit payments may be made to such guardian provided that proper proof of appointment and continuing qualification is furnished in a form and manner acceptable to the Administrator. In the event a person claiming or receiving benefits under the Plan is a minor, payment may be made to the custodian of an account for such person under the Uniform Gifts to Minors Act. To the extent permitted by law, any such payment so made shall be a complete discharge of any liability therefore under the Plan.

7.5 Nonassignment.

The right of a Participant or Beneficiary to the payment of any amounts under the Plan may not be assigned, transferred, pledged or encumbered nor shall such right or other interests be subject to attachment, garnishment, execution, or other legal process.

7.6 No Right to Continued Employment.

Nothing in the Plan shall be construed to confer upon any Participant any right to continued employment with the Company or its Subsidiaries, nor shall the Plan interfere in any way with the right of the Company or its Subsidiaries to terminate the employment of such Participant at any time without assigning any reason therefor.

7.7 Tax Withholding.

(a) The Company or its Subsidiaries shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or its Subsidiaries, an amount sufficient to satisfy Federal, state, and local taxes or similar charges, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of or in connection with this Plan or any Award.

(b) Payment of Taxes. The Company may accelerate payment of all or a portion of a Participant’s vested Account to pay Federal, state, and local taxes or similar charges, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of or in connection with this Plan or any Award; provided, however, that the accelerated payment amount shall not exceed the taxes due as a result of participation in the Plan or any Award.

(c) Payment Upon Income Inclusion. The Company may accelerate payment of all or a portion of a Participant’s vested Account to the extent that the Plan fails to meet the requirements of Section 409A of the Code; provided that, the amount accelerated shall not exceed the amount required to be included in income as a result of the failure to comply with Section 409A of the Code.

7.8 Claims Procedure and Arbitration.

(a) Claims for Benefits.

If a Participant, Beneficiary or other person (hereafter, “Claimant”) does not receive timely payment of any benefits which he or she believes are due and payable under the Plan, or if the Claimant has any other basis for questioning his or her rights under the Plan (including any question that implicates the interpretation or administration of the Plan, or the validity of any provision of the Plan), or any other claim that relates to the Plan, he or she may make a claim for benefits or relief to the Administrator. The claim must be in writing and addressed to the Administrator. If the claim is denied, the Administrator will notify the Claimant within 90 days after the Administrator initially received the claim. However, if special circumstances require an extension of time for processing the claim, the Administrator will furnish notice of the extension to the Claimant prior to the termination of the initial 90-day period and such extension may not exceed one additional, consecutive 90-day period. Any notice of a denial of benefits shall advise the Claimant of the basis for the denial, any additional material or information necessary for the Claimant to perfect his or her claim, and the steps which the Claimant must take to appeal his or her claim.

(b) Appeals of Denied Claims.

Each Claimant whose claim has been denied may file a written appeal for a review of his or her claim by the Administrator. The request for review must be filed by the Claimant within 60 days after he or she received the notice denying his or her claim. The decision of the Administrator will be communicated to the Claimant within 60 days after receipt of a request for appeal. The notice shall set forth the basis for the Administrator’s decision. However, if special circumstances require an extension of time for processing the appeal, the Administrator will furnish notice of the extension to the Claimant prior to the termination of the initial 60-day period and such extension may not exceed one additional, consecutive 60-day period. In no event shall the Administrator’s decision be rendered later than 120 days after receipt of a request for appeal.

(c) Claims Procedures Mandatory.

The internal claims procedures set forth in this Section 7.8 are mandatory. If a Claimant fails to follow these claims procedures, or to timely file a request for appeal in accordance with this Section 7.8, the denial of the Claim shall become final and binding on all persons for all purposes.

(d) Arbitration.

(1) Any claim, dispute or breach arising out of or in any way related to the Plan (including but not limited to any claims relating to the Award or the Award Agreement or the Participation Agreement) shall be settled by binding arbitration conducted in San Francisco, California (or such other major city that is nearest to the workplace of the Participant) before the American Arbitration Association (“AAA”) pursuant to the Employment Dispute Resolution Rules of the AAA in effect at the time of the dispute (information available at www.adr.org) before a neutral arbitrator with substantial experience with respect to ERISA. As a pre-condition to commencing any arbitration, the claims procedure described in Section 7.8(a) and (b) must be fully exhausted.

(2) The arbitration shall be determined based solely on the record established for the appeal described in Section 7.8(b).

(3) In any such arbitration, the arbitrator will issue a written award/opinion and the Company will pay the arbitrator’s fee and arbitration forum fees. The judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(4) The Participant must bring any dispute in arbitration on an individual basis only, and not on a class, collective or representative basis and must waive the right to commence, be a party to, or be an actual or putative class member of any class, collective, or representative action arising out of or relating to the Plan, including, but not limited to, any claims related to the Awards, (“class action waiver”). However, if this class action waiver is found to be unenforceable by a court of competent jurisdiction, then any claim on a class, collective, or representative basis shall be filed and adjudicated in a court of competent jurisdiction, and not in arbitration. Except as provided in the preceding sentence, this Section 7.8(d) is intended to make mandatory individual arbitration apply, as described above, to the maximum extent permissible under ERISA; if any feature of this arbitration requirement is impermissible under ERISA, arbitration as described above shall remain required with the minimum change necessary to allow the arbitration requirement to be permissible under ERISA.

7.9 Termination and Amendment.

The Company may from time to time amend, suspend or terminate the Plan, in whole or in part, and if the Plan is suspended, the Company may reinstate any or all of its provisions. Any such amendment or suspension may affect future Awards without the consent of any Participant or Beneficiary. However, with respect to Awards that have already occurred, no amendment or suspension may impair the right of a Participant or a designated Beneficiary to receive payment of the related deferred compensation in accordance with the terms of the Plan as in effect prior to the effective date of such amendment or suspension, including those pre-existing terms that give the Company or the Administrator discretion that can result in the loss or diminishment of rights to Awards, unless the affected Participant or Beneficiary gives his or her express written consent to the change; provided that such consent shall not be required if an amendment is required to avoid a plan failure under section 409A of the Code.

Subject to the requirements of section 409A of the Code and any regulatory guidance promulgated thereunder, the Company may terminate the Plan at any time and in the Company’s discretion the Accounts of Participants may be distributed within the time period that is permissible under section 409A of the Code based on the specific circumstances of the Plan’s termination, or pursuant to Article 6, if earlier. If the Plan is terminated and Accounts are distributed, the Company shall terminate all account balance non-qualified deferred compensation plans, which are aggregated with the Plan under section 409A of the Code, with respect to all participants and shall not adopt a new account balance non-qualified deferred compensation plan that is aggregated with the Plan under section 409A of the Code for the period (if any) required by section 409A.

The Company, in its discretion, may terminate the Plan upon a corporate dissolution of the Company that is taxed under Section 331 of the Code or with the approval of a bankruptcy court pursuant to 11 U.S.C. section 503(b)(1(A), provided that the Participants’ Accounts are distributed and included in the gross income of the Participants at the time required under section 409A of the Code.

The Executive Vice President – Human Resources and Employee Services of the Company (or if no officers holds such title, then the officer holding similar authority) shall exercise all of the foregoing powers to amend or suspend the Plan under this Section 7.9 on behalf of the Company.

7.10 Applicable Law.

The Plan shall be construed and governed in accordance with applicable federal law and, to the extent not preempted by such federal law, the laws of the State of Delaware (without regard to their choice-of-law provisions), as such laws are applied to contracts entered into and performed in Delaware, except for the Arbitration section, which is governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq.

7.11 Compliance with Section 409A.

It is the intention of the Company that the Plan shall be construed in accordance with the applicable requirements of section 409A of the Code. Moreover, any discretionary authority that the Administrator may have pursuant to the Plan shall not be applicable to the extent such discretionary authority would conflict with Code section 409A. In addition, to the extent required to avoid a violation of the applicable rules under Code section 409A by reason of Code section 409A(a)(2)(B)(i), any payment shall be delayed until at least the earliest date of payment that will result in compliance with the rules of Code section 409A(a)(2)(B)(i) (regarding the required six-month delay for distributions to specified employees that are related to a Separation from Service). Further, in the event that the Plan shall be deemed not to comply with section 409A of the Code, then neither the Company, its Subsidiaries, the Board of Directors, the Administrator nor its or their designees or agents shall be liable to any Participant or other person for actions, decisions, or determinations made in good faith.

7.12 No Warranties.

Neither the Company, its Subsidiaries nor the Administrator warrant or represent that the value of any Participant’s Account will increase. Each Participant assumes the risk in connection with the deemed investment of his or her Account.

FINANCIAL CONSULTANT CAREER ACHIEVEMENT AWARD PROGRAM

PLAN APPROVALS

Compensation:	/s/ Campbell, David	11-18-2013
	Campbell, David VP, Compensation	Date

Finance:	/s/ Hendrickson, Doug	11/18/13
	Hendrickson, Doug VP, Investor Services Finance	Date

Plan Owner:	/s/ Andrew Salesky	11/18/13
	Andrew Salesky SVP, Branch Network	Date

Enterprise:	/s/ Andy Gill	11/18/13
	Andy Gill EVP, Investor Services	Date

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